UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 26, 2026

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Resolutions from for the Annual General Meeting of Novo Nordisk A/S

Bagsværd, Denmark, 26 March 2026 – Today, Novo Nordisk A/S held its Annual General Meeting.

At the Annual General Meeting, Lars Rebien Sørensen, chair of the Board of Directors, stated:

“2025 was a year of profound transformation for Novo Nordisk and this extraordinary period has taught us some important lessons. We are reshaping our traditional approach to patient care and market access, and we need to meet patients where they are. The year ahead will test our determination and capabilities, and we face it with confidence, knowing that our renewed focus, strengthened competencies and uncompromising commitment to people with serious chronic diseases position us well for the challenges and opportunities ahead.”

Resolutions adopted at the Annual General Meeting

Financial year 2025 and remuneration

•	Approval of the Company’s statutory Annual Report 2025 and distribution of profits according to the statutory Annual Report 2025.
•	The final dividend for 2025 of DKK 7.95 for each Novo Nordisk A and B share of DKK 0.10. The total dividend for 2025 of DKK 11.70 includes both the interim dividend of DKK 3.75 for each Novo Nordisk A and B share of DKK 0.10, which was paid in August 2025, and the final dividend of DKK 7.95 for each Novo Nordisk A and B share of DKK 0.10 to be paid in March 2026.
•	Approval of the Remuneration Report 2025 (advisory vote) and of the remuneration of the Board of Directors for 2026.

Elections

•	Re-election of Lars Rebien Sørensen as chair of the Board of Directors.
•	Re-election of Cees de Jong as vice chair of the Board of Directors.
•	Re-election of Britt Meelby Jensen, Kasim Kutay, and Stephan Engels as members of the Board of Directors.
•	Election of Helena Saxon, Jan van de Winkel, and Ramona Sequeira as members of the Board of Directors.
•	Re-appointment of Deloitte Statsautoriseret Revisionspartnerselskab as the Company’s auditor in respect of statutory financial and sustainability reporting.

Shares and capital

•	Authorisation to the Board of Directors until the Annual General Meeting 2027 to allow the Company to repurchase own shares of up to 10% of the share capital, subject to a holding limit of 10% of the share capital.
•	Extension of the authorisation to the Board of Directors to increase the Company's share capital for a period of one year until 1 April 2028, up to nominally DKK 44,650,000.

Change of location of general meetings

•	Change in the Company’s articles of association to reflect that general meetings shall be held in the Region of Eastern Denmark.

The meeting was held as a hybrid meeting, enabling shareholders to participate either in person or virtually. The shareholders were encouraged to exercise their rights by submitting proxies or votes by correspondence in advance of the Annual General Meeting.

Composition of the Board of Directors and its committees

After the Annual General Meeting, the Board of Directors held a board meeting to appoint members of its committees.

The Board of Directors, including its committees, is now composed as follows:

•	Lars Rebien Sørensen (chair of the Board of Directors, chair of the Chair Committee, and chair of the People & Governance Committee)
•	Cees de Jong (vice chair of the Board of Directors, chair of the Remuneration Committee, member of the Chair Committee, and member of the Audit Committee)
•	Stephan Engels (chair of the Audit Committee and member of the People & Governance Committee)
•	Britt Meelby Jensen (member of the Remuneration Committee and member of the Research & Development Committee)
•	Kasim Kutay (member of the Research & Development Committee)
•	Helena Saxon (member of the People & Governance Committee and member of the Audit Committee)

•	Jan van de Winkel (chair of the Research & Development Committee)
•	Ramona Sequeira (member of the Remuneration Committee and member of the Research & Development Committee)
•	Semsi Kilic Madsen (employee-elected Board member and member of the People & Governance Committee)
•	Mette Bøjer Jensen (employee-elected Board member and member of the Audit Committee)
•	Désirée Jantzen Asgreen (employee-elected Board member and member of the Research & Development Committee)
•	Elisabeth Dahl Christensen (employee-elected Board member and member of the Remuneration Committee)

Poul Weihrauch will join as a Board observer for the 2026/2027 term with the intention of nominating him for election as a Board member at the Annual General Meeting in 2027.

Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 68,800 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contacts for further information

Novo Nordisk Media:
Ambre James-Brown	Liz Skrbkova (US)
+45 3079 9289	+1 609 917 0632
globalmedia@novonordisk.com	lzsk@novonordisk.com

Novo Nordisk Investors:
Michael Novod	Jacob Martin Wiborg Rode
+45 3075 6050	+45 3075 5956
nvno@novonordisk.com	jrde@novonordisk.com

Sina Meyer	Max Ung
+45 3079 6656	+45 3077 6414
azey@novonordisk.com	mxun@novonordisk.com

Christoffer Sho Togo Tullin	Alex Bruce
+45 3079 1471	+45 3444 2613
cftu@novonordisk.com	axeu@novonordisk.com

Frederik Taylor Pitter
+1 609 613 0568
fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 21 / 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 26, 2026	NOVO NORDISK A/S Maziar Mike Doustdar Chief Executive Officer